SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that regarding the news published on this date about Operation Buona Fortuna, the 49th phase of Operation Lava Jato:

1.   According to the reports, the operation investigates the payment of bribes from Belo Monte Consortium, formed by companies Camargo Corrêa, Andrade Gutierrez, Odebrecht, OAS and J. Malucelli.

2.   Eletrobras has a direct minority interest in the Specific Purpose Company Norte Energia S.A., responsible for the Belo Monte Hydroelectric Power Plant, 15% (fifteen percent), while its subsidiaries Companhia Hidroeletrica do São Francisco - Chesf and Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, own 15% (fifteen percent) and 19.98% (nineteen thousand and ninety-eight percent), respectively.

3.   As widely disclosed by the Company, through Relevant Facts, Market Announcements, Financial Statements’ Explanatory Notes and other financial reports, Eletrobras, in response to complaints made in connection with Operation Lava Jato, in which corporate ventures of the Company were mentioned or developed in partnership with private partners, through specific purpose companies ("SPE"), a large independent private investigation was initiated in 2015 to identify possible violations of Brazilian and US anti-corruption laws.

4.   In October 2016, the independent investigation completed the stage that aimed to identify unlawful acts that could cause significant impacts on the Company's financial statements. At this stage certain estimated amounts related to illicit attributed by the independent investigation as originating from the practice of cartel and bribes that would have been paid, since 2008, by certain contractors and suppliers contracted by subsidiaries and by some of the SPEs in which Eletrobras is not a controller.

5.   The investigation findings regarding Norte Energia S.A. (linked to the Belo Monte Hydroelectric Power Plant project) were quantified at R$ 183 million, in which the amount equivalent to the Eletrobras shareholding in said SPE corresponds to R$ 91 million and are disclosed in Note 4 of the Consolidated Financial Statements of Forms 20-F 2014 and 20-F 2015 delivered in the United States, under the item "Impacts on the Consolidated Financial Statements" and in the Company's Financial Statements for 2016 in Brazil.

MARKET ANNOUNCEMENT

6.   Eletrobras continues to carry out procedures related to the investigation in order to strengthen its internal controls, as well as to review and evaluate any information arising from Operation Lava Jato that is in progress and which may impact Eletrobras companies.

7.   In view of the foregoing, the Company understands that, until thois moment, there are no new facts that have been disclosed by the 49th phase of the Lava Jato operation that require additional internal independent investigation procedures to those already carried out.

Rio de Janeiro, March 09, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.